UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

aaiPharma Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

037939105

(CUSIP Number)

SCHEDULE 13G/A

CUSIP NO. 037939105	PAGE 2 OF 2 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Frederick D. Sancilio

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) __________
(b) __________ not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		241,137
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		1,550
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		241,137

	8	SHARED DISPOSITIVE POWER
		1,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

242,687 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12	TYPE OF REPORTING PERSON*

IN

Item 1.(a)	Name of Issuer:

aaiPharma Inc.

Item 1.(b)	Address of Issuer:

2320 Scientific Park Drive
Wilmington, NC 28405

Item 2.(a)	Names of Filing Person:

Frederick D. Sancilio

Item 2.(b)	Business Mailing Address for Filing Person:

2320 Scientific Park Drive Wilmington, NC 28405

Item 2.(c)	Citizenship:

United States

Item 2.(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2.(e)	CUSIP Number:

037939105

Item 3.	Not applicable.

Item 4.	Ownership:

(a) Amount Beneficially Owned:
242,687 shares of Common Stock.

(b) Percent of Class:
1.3%

(c) Number of shares to which such person has:

(i)	sole power to vote or to direct the vote:
241,137 shares of Common Stock

(ii)	shared power to vote or to direct the vote:
1,550 shares of Common Stock.

(iii)	sole power to dispose or to direct the disposition of:
241,137 shares of Common Stock.

(iv)	shared power to dispose or to direct the disposition of:
1,550 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

/s/ Frederick D. Sancilio Frederick D. Sancilio

By: Albert N. Cavagnaro, Attorney-in-Fact

Pursuant to the instructions to Schedule 13G, the Power of Attorney dated December 19, 2002 of Frederick D. Sancilio is attached hereto as Exhibit 99.1.